UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 or 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF SEPTEMBER 2002

Commission File Number _______________

INTRAWEST CORPORATION
(Registrant’s name)

Suite 800, 200 Burrard Street
Vancouver, British Columbia, Canada V6C 3L6
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   [   ]               Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [   ]               No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2002

INTRAWEST CORPORATION

By:	/s/ ROSS MEACHER

Name: Ross Meacher
Title: Corporate Secretary

INTRAWEST First Quarter Report Three months ended September 30, 2002	Q1

TO OUR
SHAREHOLDERS

Our steady progress in transforming our resorts into active four-season resorts drove improved performance in ski and resort operations during the first quarter, including a revenue increase from mountain resorts of 11 per cent over the same quarter last year. The opening of the new village at Sandestin, which has been very well received, contributed to a revenue increase from warm-weather resorts of 13 per cent.

OPERATING RESULTS (ALL DOLLAR AMOUNTS ARE IN US CURRENCY)

Total revenue for the first quarter ended September 30, 2002, was $112.7 million compared with $93.7 million for the same period last year. Net loss from continuing operations was $11.1 million or $0.23 per share compared with a loss of $9.8 million or $0.22 per share in 2001. Total company EBITDA (earnings before interest, income taxes, non-controlling interest, depreciation and amortization) was $6.5 million compared with $7.2 million in 2001. Further information on our operating results is contained in the Management’s Discussion and Analysis below.

LATEST COMPANY DEVELOPMENTS

The successful August opening of the new Village of Baytowne Wharf in Sandestin was a clear highlight on the resort operations side of our business and a great achievement for our Resort Development Group. We also made progress during the quarter, and immediately afterward, towards achieving strategic goals related to our balance sheet and free cash flow. In September we announced the sale, on a private placement basis, of US$137 million of 10.5 per cent senior notes due February 1, 2010. The notes were sold at a price of 102.014 per cent of their principal amount (with an effective yield to maturity of approximately 10 per cent). The net proceeds will be used to repay in full upon maturity our Cdn.$125 million 6.85 per cent debentures due December 2, 2002 and to reduce bank indebtedness.

DIVIDENDS

On November 12, 2002, the Board of Directors declared a dividend of Cdn.$0.08 per common share payable on January 22, 2003 to shareholders of record on January 8, 2003.

NRP SHARES

The Company will redeem all of its outstanding NRP shares on December 18, 2002 by payment of Cdn.$2.02 per share.

OUTLOOK

Once again we are faced with challenging market dynamics with political and economic uncertainty and low consumer confidence. We are also seeing an apparent continuation of the trend that emerged post September 11, 2001, toward shorter lead times in vacation bookings. However, there are a number of positive signs as we move into the winter season, with season pass revenue up 10 per cent from the same time last year and early bookings at Whistler and several other resorts running ahead of last year’s pace. On the real estate side, closed units and pre-sales due to close in fiscal 2003 are at roughly the same level as at this time last year at about $400 million. An additional $290 million in pre-sales are scheduled to close in fiscal 2004. We are confident, particularly given the strong performance delivered by our resorts last year, that we are positioned among the frontrunners in the leisure industry in terms of our ability to deliver a solid performance in 2003.

On behalf of the Board,

Joe S. Houssian Chairman, President Chief Executive Officer November 12, 2002	Daniel O. Jarvis Executive Vice President and and Chief Financial Officer

MANAGEMENT’S
DISCUSSION AND ANALYSIS

The following management’s discussion and analysis (“MD&A”) should be read in conjunction with the more detailed MD&A (which includes a discussion of business risks) contained in our June 30, 2002 annual report.

THREE MONTHS ENDED SEPTEMBER 30, 2002 (THE “2002 QUARTER”)

COMPARED WITH THE THREE MONTHS ENDED SEPTEMBER 30, 2001 (THE “2001 QUARTER”)

REVIEW OF SKI AND RESORT OPERATIONS
Ski and resort operations revenue increased 11% from $58.7 million in the 2001 quarter to $65.4 million in the 2002 quarter, due mainly to a 21% increase in occupied room nights at the resorts. The inventory of available room nights increased by 13% due to the construction completion of “warm bed” accommodation since the 2001 quarter and the average occupancy rate rose from 37% in the 2001 quarter to 40% in the 2002 quarter. Room nights were higher at every resort, particularly at Blue Mountain, Tremblant and Sandestin, which increased by 83%, 28% and 19%, respectively.

     The breakdown of ski and resort operations revenue by business was as follows:

(MILLIONS)	2002 QUARTER	2001 QUARTER	INCREASE (DECREASE)	CHANGE (%)

Mountain operations	$9.8	$9.1	$0.7	8
Retail and rental shops	9.7	7.7	2.0	26
Food and beverage	9.9	9.3	0.6	6
Lodging and property management	16.3	12.2	4.1	34
Ski school	0.5	0.4	0.1	25
Golf	11.2	12.4	(1.2)	(10)
Other	8.0	7.6	0.4	5

	$65.4	$58.7	$6.7	11

     The increase in occupied room nights at the resorts, combined with increased revenue from RezRez, our call center business, produced a 34% increase in lodging and property management revenue for the quarter. The higher occupancy levels also helped to drive increases of 8% in mountain operations (lift rides) revenue, 26% in retail and rental revenue and 6% in food and beverage revenue. Golf revenue decreased by 10% due in part to the sales of Mont Ste. Marie and the Sabino Springs golf course in the second half of fiscal 2002. In addition, although the number of rounds played increased by 2% in the 2002 quarter, this was offset by reduced revenue per round due to competitive pressures and the soft economy.

     Ski and resort operations expenses increased from $56.6 million in the 2001 quarter to $62.2 million in the 2002 quarter, somewhat less than the increase in revenue. Continued focus on our cost structure kept labour expense growth in line with revenue growth and resulted in savings in other operating expenses and general and administrative costs. Ski and resort operations EBITDA increased from $2.0 million in the 2001 quarter to $3.2 million in the 2002 quarter.

REVIEW OF REAL ESTATE OPERATIONS
Revenue from the sale of real estate increased 42% from $33.1 million in the 2001 quarter to $47.1 million in the 2002 quarter. Revenue generated by the resort development group increased from $24.2 million to $35.0 million while revenue generated by the resort club group increased from $8.9 million to $12.1 million.

     The resort development group closed a total of 87 units in the 2002 quarter compared with 78 units in the 2001 quarter. The average price per closed unit was significantly higher in the 2002 quarter reflecting unit type and resort mix as well as price escalation. After adjusting for the impact of joint ventures at Keystone and Three Peaks, which accounted for 6% of the closings in the 2002 quarter versus 36% in the 2001 quarter, the average price per closed unit increased by 14%. We expect the average price per closed unit for all four quarters of fiscal 2003 to increase by about 5% compared with the same period in fiscal 2002. The increase in resort club sales was mainly due to the opening of the new club location in Sandestin during the fourth quarter of fiscal 2002, which added $2.4 million of revenue in the 2002 quarter.

     Operating profit from real estate sales was $3.9 million in the 2002 quarter compared with $4.9 million in the 2001 quarter. The lower operating profit was due partly to expensing certain start-up costs in connection with the opening of the Sandestin resort club location. In addition, the projects that closed units in the 2002 quarter were generally at the less mature resorts (e.g., Mountain Creek) where margins are typically lower than at the more mature resorts. The low number of closings in the quarter exacerbated the impact of this factor.

     Effective from the start of fiscal 2003, we determined that we would no longer develop and own commercial properties as long-term revenue-producing investments. Instead they would be developed for the purpose of sale. In the 2002 quarter we have therefore reclassified commercial properties as properties held for sale and rental revenue and rental expenses relating to them have been capitalized. In the 2001 quarter rental property revenue of $1.9 million and rental property expenses of $1.3 million were included in the statement of operations.

REVIEW OF CORPORATE OPERATIONS
Interest expense was $9.0 million in the 2002 quarter, down from $9.3 million in the 2001 quarter due to lower interest rates on floating rate debt and to the capitalization of interest related to commercial properties.

     Depreciation and amortization expense was $8.6 million in the 2002 quarter, down from $8.8 million in the 2001 quarter. Depreciation and amortization of ski and resort assets and corporate fixed assets increased by 4%, however this was offset by no goodwill amortization in accordance with the change in generally accepted accounting principles (see Note 3) or depreciation of commercial properties.

     Corporate general and administrative expenses increased from $2.2 million in the 2001 quarter to $3.6 million in the 2002 quarter due mainly to higher compensation costs, insurance and corporate capital tax. Corporate general and administrative expenses in the 2001 quarter were significantly below the last three quarters of fiscal 2002, which averaged $3.3 million per quarter.

LIQUIDITY AND CAPITAL RESOURCES
During the 2002 quarter we completed two important financing transactions. The first transaction was to issue $137 million senior unsecured notes due February 2010. The proceeds (which have been temporarily used to pay down the senior credit facility) will be used in part to repay the Cdn.$125 million unsecured debentures that mature on December 2, 2002. The second transaction was the expansion of our senior credit facility and the repayment of subsidiary level term debt at Tremblant. These transactions achieved several objectives:

•   Net of debt repayments, they provide incremental liquidity of approximately $60 million. The capacity under the senior credit facility now stands at $380 million, of which $146.2 million was drawn at September 30, 2002 ($224.9 million pro forma the repayment of the debentures). We believe we have sufficient liquidity to fund all our normal operating needs.

•   The two financings increased the average life to maturity of debt. Excluding construction financing, which is repaid from real estate closings, the average life to maturity of debt increased to 6.0 years at September 30, 2002 from 4.8 years at June 30, 2002.

•   The issue of notes preserves the balance between secured and unsecured debt and sets us up to move the percentage of secured debt down in the future. At September 30, 2002, pro forma the repayment of the unsecured debentures, 45% of total debt was secured. Our target is to reduce this percentage down to about 20% by the end of fiscal 2005.

•   The reduction in subsidiary level term debt eliminates restrictions on the flow of funds within the consolidated group and provides greater financial flexibility. Within the past 12 months we have rolled over $100 million of subsidiary level term debt into our senior credit facility.

     The major sources and uses of cash in the three months ended September 30, 2002 and September 30, 2001 are summarized in the table below. This table should be read in conjunction with the Consolidated Statements of Cash Flows, which are more detailed as prescribed by generally accepted accounting principles.

(IN MILLIONS )	2002	2001	CHANGE

Funds from continuing operations	$(2.7)	$(1.1)	$(1.6)
Working capital for real estate developed for sale	(11.0)	(26.8)	15.8
Resort capital expenditures and other investments	4.4	(22.0)	26.4

	(9.3)	(49.9)	40.6
(Increase) decrease in other net assets	(29.9)	18.9	(48.8)

Net cash outflows before non-construction financing	(39.2)	(31.0)	(8.2)
Net financing inflows excluding construction-related financing	25.6	36.6	(11.0)

Increase (decrease) in cash	$(13.6)	$5.6	$(19.2)

Net new investment in real estate developed for sale	$(94.2)	$(99.9)	$5.7
Net proceeds from construction-related financing	83.2	73.1	10.1

Working capital for real estate developed for sale	$(11.0)	$(26.8)	$15.8

     Working capital for real estate (measured as the amount of net new investment in real estate not funded by construction-related financing) used $11.0 million of cash in the 2002 quarter compared with $26.8 million in the 2001 quarter. Quarterly changes in working capital for real estate are not necessarily indicative of annual changes since the timing of project completions and unit closings heavily impacts them. Project completions and unit closings are more heavily weighted towards the second half of the year in both fiscal 2003 and fiscal 2002.

     Resort capital expenditures and other investments generated $4.4 million cash in the 2002 quarter compared with a use of $22.0 million cash in the 2001 quarter. Proceeds from non-core asset sales, including approximately 55% of our investment in Compagnie des Alpes, generated $21.3 million during the 2002 quarter. There were no asset sales in the 2001 quarter. We have identified a further $50 million in non-core assets that we have targeted to close during fiscal 2003. We spent $16.8 million on resort capital expenditures in the 2002 quarter, down from $21.5 million in the 2001 quarter. We expect to spend a total of approximately $65 million on resort capital expenditures during fiscal 2003, a decrease of about $25 million from fiscal 2002. This downward trend in spending on capital expenditures has been ongoing since 1999 and reflects the strong competitive position of our resorts.

     In the 2002 quarter $29.9 million of cash was used for receivables and other assets, net of payables and other liabilities, compared with a net cash inflow of $18.9 million in the 2001 quarter. Approximately $35 million of the change was due to real estate deposits being available to fund construction costs in the 2001 quarter rather than being required to be retained in trust pending completion of the project. The Company had put a bonding facility in place to achieve this outcome.

     The seasonality of ski and resort operations and the timing of real estate closings meant that we were cash flow negative in the first quarter of both fiscal 2002 and 2003. We do expect this to reverse during the remainder of fiscal 2003 as we move into the prime winter operating season at our resorts, complete construction and deliver closings at our real estate projects and continue to sell non-core assets.

ADDITIONAL
INFORMATION

TOTAL
COMPANY EBITDA

For the three months ended September 30
(in thousands of United States dollars, except per share amounts) (unaudited)

	2002	2001

Loss before tax	$(13,805)	$(12,705)
Depreciation and amortization	8,633	8,837
Interest expense	9,004	9,343
Interest in real estate costs	2,984	1,721
Interest and other income	(306)	(25)

Total Company EBITDA	$6,510	$7,171

EBITDA FROM SKI
AND RESORT OPERATIONS

For the three months ended September 30
(in thousands of United States dollars, except per share amounts) (unaudited)

	2002	2001

Ski and resort operations revenue	$65,374	$58,660
Ski and resort operations expenses	62,163	56,625

EBITDA from ski and resort operations	$3,211	$2,035

     EBITDA does not have a standardized meaning prescribed by generally accepted accounting principles (GAAP) and may not be comparable to similar measures presented by other publicly traded companies. A reconciliation between net earnings as determined in accordance with Canadian GAAP and EBITDA is presented above.

Statements contained in this report that are not historical facts are forward-looking statements that involve risks and uncertainties. Intrawest’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, seasonality, weather conditions, competition, general economic conditions, currency fluctuations and other risks detailed in the Company’s filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

CONSOLIDATED STATEMENTS
OF OPERATIONS AND RETAINED EARNINGS

For the three months ended September 30
(in thousands of United States dollars, except per share amounts) (unaudited)

	2002	2001

REVENUE:
Ski and resort operations	$65,374	$58,660
Real estate sales	47,052	33,066
Rental properties	—	1,950
Interest and other income	306	25

	112,732	93,701
EXPENSES:
Ski and resort operations	62,163	56,625
Real estate costs	43,164	28,141
Rental properties	—	1,270
Interest	9,004	9,343
Depreciation and amortization	8,633	8,837
Corporate general and administrative	3,573	2,190

	126,537	106,406

Loss before undernoted	(13,805)	(12,705)
Provision for income taxes	(2,446)	(2,779)

Loss before non-controlling interest and discontinued operations	(11,359)	(9,926)
Non-controlling interest	(299)	(143)

Loss from continuing operations	(11,060)	(9,783)
Results of discontinued operations (NOTE 4)	75	164

Loss for the period	(10,985)	(9,619)
Retained earnings, beginning of period (as previously reported)	241,665	187,922
Adjustment to reflect change in accounting for goodwill and intangible assets (NOTE 3)	(11,993)	—

Retained earnings, end of period	$218,687	$178,303

Loss from continuing operations per common share:
Basic and diluted	$(0.23)	$(0.22)
Net loss per common share:
Basic and diluted	$(0.23)	$(0.22)

Weighted average number of common shares outstanding (IN THOUSANDS)	47,255	44,030

See accompanying notes to consolidated financial statements.

CONSOLIDATED
BALANCE SHEETS

(in thousands of United States dollars)

	SEPTEMBER 30, 2002	JUNE 30, 2002
	(UNAUDITED)	(AUDITED)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$63,105	$76,689
Amounts receivable	61,571	109,948
Other assets	115,857	88,062
Resort properties	448,640	399,572
Future income taxes	12,971	7,536

	702,144	681,807
Ski and resort operations	839,198	841,841
Properties:
Resort	497,084	461,893
Discontinued operations	5,964	6,325

	503,048	468,218
Amounts receivable	73,934	64,734
Other assets	74,053	94,332
Goodwill (NOTE 3)	—	15,985

	$2,192,377	$2,166,917

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Amounts payable	$172,226	$195,254
Deferred revenue	96,059	99,484
Bank and other indebtedness, current portion:
Resort	261,900	279,297
Discontinued operations	2,399	2,750

	532,584	576,785
Bank and other indebtedness:
Resort	886,050	773,790
Discontinued operations	78	82

	886,128	773,872
Due to joint venture partners	1,911	3,963
Deferred revenue	25,735	23,069
Future income taxes	77,856	75,843
Non-controlling interest in subsidiaries	32,782	36,116

	1,556,996	1,489,648
SHAREHOLDERS’ EQUITY:
Capital stock (NOTE 5)	467,028	466,899
Retained earnings	218,687	241,665
Foreign currency translation adjustment	(50,334)	(31,295)

	635,381	677,269

	$2,192,377	$2,166,917

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS
OF CASH FLOWS

For the three months ended September 30
(in thousands of United States dollars) (unaudited)

	2002	2001

CASH PROVIDED BY (USED IN):
OPERATIONS:
Loss from continuing operations	$(11,060)	$(9,783)
Items not affecting cash:
Depreciation and amortization	8,633	8,837
Non-controlling interest	(299)	(143)

Funds from continuing operations	(2,726)	(1,089)
Recovery of costs through real estate sales	43,164	28,141
Acquisition and development of properties held for sale	(137,414)	(128,040)
Increase in amounts receivable, net	(9,201)	(5,781)
Changes in non-cash operating working capital (NOTE 8)	(8,695)	23,544

Cash used in continuing operating activities	(114,872)	(83,225)
Cash provided by discontinued operations	40	1,212

	(114,832)	(82,013)
FINANCING:
Bank and other borrowings, net	98,262	110,961
Issue of common shares for cash, net of issuance costs	128	40
Repurchase of non-resort preferred shares	—	(150)
Distributions to non-controlling interest	(1,420)	(1,145)

	96,970	109,706
INVESTMENTS:
Proceeds from (expenditures on):
Revenue-producing properties	—	267
Ski and resort operations assets	(16,563)	(21,527)
Other assets	(482)	(787)
Proceeds from asset disposals	21,323	—

	4,278	(22,047)

Increase (decrease) in cash and cash equivalents	(13,584)	5,646
Cash and cash equivalents, beginning of period	76,689	86,430

Cash and cash equivalents, end of period	$63,105	$92,076

(Supplemental information (note 8))
See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED
FINANCIAL STATEMENTS

(in thousands of United States dollars, unless otherwise indicated)

1 .
BASIS OF PRESENTATION:
These interim consolidated financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and should be read in conjunction with the Company’s consolidated financial statements for the year ended June 30, 2002. In the opinion of Management, all adjustments necessary for a fair presentation are reflected in the interim financial statements. Such adjustments are of a normal and recurring nature. The results of operations for the interim periods reported are not necessarily indicative of the operating results expected for the year.

     The significant accounting policies used in preparing these consolidated financial statements are consistent with those used in preparing the Company’s consolidated financial statements for the year ended June 30, 2002, except as described in note 3 below.

2 .
SEASONALITY OF OPERATIONS:
Ski and resort operations are highly seasonal which impacts reported quarterly earnings. The majority of the Company’s ski and resort operations revenue is generated during the period from November to April. Furthermore, during this period a significant portion of ski and resort operations revenue is generated on certain holidays (particularly Christmas, Presidents’ Day and school spring breaks) and on weekends.

     The Company’s real estate operations tend to be somewhat seasonal as well, with construction primarily taking place during the summer and the majority of sales closing in the December to June period.

3 .
CHANGE IN ACCOUNTING POLICY:
On July 1, 2002, the Company adopted the new recommendations of section 3062, “Goodwill and Other Intangible Assets,” of the The Canadian Institute of Chartered Accountants Accounting Handbook, without restatement of prior periods. Under the new recommendations, goodwill and intangible assets with indefinite lives are no longer amortized but are subject to impairment tests on at least an annual basis comparing the asset’s carrying value to its fair value. Any write-down resulting from impairment tests effective July, 1, 2002 must be recognized as a charge to opening retained earnings. Any impairment of goodwill or other intangible assets subsequent to July 1, 2002 will be expensed in the period of impairment. Other intangible assets with definite lives will continue to be amortized over their useful lives and are also tested for impairment by comparing carrying values to net recoverable amounts.

     Upon adoption of these recommendations, it was determined that $179,000 needed to be reclassified to ski and resort operations assets and $4,303,000 needed to be reclassified to depreciable intangible assets from goodwill under CICA recommendations on business combinations. The Company has completed its impairment testing on the balance of goodwill and intangible assets with indefinite lives as at July 1, 2002. As a result of this testing, impairment losses of $11,993,000 were required and have been recognized as an adjustment to opening retained earnings.

     A reconciliation of previously reported net loss and loss per share (basic and diluted) to the amounts adjusted for the exclusion of goodwill amortization is as follows:

	2002	2001
THREE MONTHS ENDED SEPTEMBER 30	(UNAUDITED)	(UNAUDITED)

Reported net loss	$(10,985)	$(9,619)
Goodwill amortization	—	186

Adjusted net loss	(10,985)	(9,433)

Loss per share (basic and diluted):
Reported net loss	$(0.23)	$(0.22)
Goodwill amortization	—	—

Adjusted net loss	$(0.23)	$(0.22)

4 .
DISCONTINUED OPERATIONS:
For reporting purposes, the results of operations of the non-resort real estate business have been disclosed separately from those of continuing operations for the periods presented.

     The results of discontinued operations are as follows:

	2002	2001
THREE MONTHS ENDED SEPTEMBER 30	(UNAUDITED)	(UNAUDITED)

Revenue	$218	$403

Income before current income taxes	$75	$174
Provision for current income taxes	—	10

Income from discontinued operations	$75	$164

     The Company has the right to apply the net cash flow from the discontinued operations from January 1, 1997 to the redemption of non-resort preferred (“NRP”) shares.

5 .
CAPITAL STOCK:

	SEPTEMBER 30, 2002	JUNE 30, 2002
	(UNAUDITED)	(AUDITED)

Common shares	$453,428	$453,299
NRP shares	13,600	13,600

	$467,028	$466,899

(I)	COMMON SHARES:

	NUMBER OF	2002
	COMMON SHARES	AMOUNT
	(UNAUDITED)	(UNAUDITED)

Balance, June 30, 2002	47,255,062	$453,299
Amortization of benefit plan, net	—	129

Balance, September 30, 2002	47,255,062	$453,428

     During the three months ended September 30, 2002, 420,000 stock options were granted and 11,000 were forfeited. A total of 4,106,900 stock options remain outstanding as at September 30, 2002.

(II)	NRP SHARES:

	NUMBER OF	2002
	NRP SHARES	AMOUNT
	(UNAUDITED)	(UNAUDITED)

Balance, June 30, 2002 and September 30,2002	5,163,436	$13,600

(III)	STOCK COMPENSATION:

On July 1, 2001, the Company adopted section 3870 of the Canadian Institute of Chartered Accountants Accounting Handbook (“CICA 3870”) relating to the method of accounting for stock-based compensation. The recommendations require that stock-based compensation be accounted for based on a fair value methodology, although it allows an entity to continue to measure stock-based compensation costs using the intrinsic value based method of accounting. Accordingly, no compensation expense has been recognized for the periods presented. Had compensation expense been determined in accordance with the provisions of CICA 3870 using the Black-Scholes option pricing model at the date of the grant, the following weighted average assumptions would be used for options granted in the current period:

Dividend yield (%)	0.8
Risk-free interest rate (%)	4.00
Expected option life (YEARS)	7
Expected volatility (%)	55

     Using the above assumptions, the Company’s net loss for the three months ended September 30, 2002 would have been increased to the pro forma amount indicated below:

Loss as reported	$(10,985)
Estimated fair value of option grants	(207)

Pro forma	$(11,192)

Pro forma loss per share Basic and fully diluted	$(0.24)

     The estimated fair value of option grants is based on those options granted since the date of adoption and excludes the effect of those granted before July 1, 2001.

6 .
EARNINGS PER SHARE:
Basic earnings per common share (“EPS”) is calculated by dividing net income attributable to common shareholders (“numerator”) by the weighted average number of common shares outstanding (“denominator”). Fully diluted EPS reflects the potential dilution that could occur if outstanding dilutive options were exercised and the cash received was used to repurchase common shares at the average market price for the period.

     The computation of fully diluted EPS for the three months ended September 30, 2002 and 2001 excludes the effect of the assumed exercise of options to purchase 4,106,900 and 3,274,300 common shares, respectively, because the effect would be anti-dilutive.

     The numerator for basic and fully diluted EPS was the same for both periods presented.

7 .
SEGMENTED INFORMATION:
The following table presents the Company’s results from continuing operations by reportable segment:

	2002	2001
THREE MONTHS ENDED SEPTEMBER 30	(UNAUDITED)	(UNAUDITED)

SEGMENT REVENUE:
Ski and resort	$45,451	$40,985
Real estate	47,052	35,016
Warm-weather	19,923	17,675
Corporate and all other	306	25

	$112,732	$93,701

SEGMENT OPERATING PROFIT:
Ski and resort	$(802)	$(645)
Real estate	3,888	5,605
Warm-weather	4,013	2,680
Corporate and all other	306	25

	7,405	7,665
LESS:
Interest	9,004	9,343
Depreciation and amortization	8,633	8,837
Corporate general and administrative	3,573	2,190

	21,210	20,370

Income before income taxes, non-controlling interest and discontinued operations	$(13,805)	$(12,705)

8 .
CASH FLOW INFORMATION:
The changes in non-cash operating working capital balance consist of the following:

	2002	2002
THREE MONTHS ENDED SEPTEMBER 30	(UNAUDITED)	(UNAUDITED)

CASH PROVIDED BY (USED IN):
Amounts receivable	$48,242	$28,665
Other assets	(31,064)	13,829
Amounts payable	(23,056)	(26,279)
Due to joint venture partners	(2,058)	(1,887)
Deferred revenue	(759)	9,216

	$(8,695)	$23,544

SUPPLEMENTAL INFORMATION:
Interest paid included in the determination of net loss	$11,655	$9,552
Income taxes paid	2,778	3,436

Intrawest Corporation Suite 800, 200 Burrard Street Vancouver, BC Canada V6C 3L6 t 604.669.9777 f 604.669.0605 www.intrawest.com